U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Nelson                        John                     P.
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   (Last)                           (First)             (Middle)

     11516 Miracle Hills Drive, Suite 102
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                                    (Street)

     Omaha                              NE                  68154
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Acceptance Insurance Companies Inc. (AIF)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


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5.   If Amendment, Date of Original (Month/Year)

     February 2000
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                                                                                     487,178.3681(1)
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(1) This Form 4 amends the Form 4 filed on February 10, 2000 and the Forms 3 and 4 previously filed to correct the reported amount of securities beneficially owned by Mr. Nelson. Due to a series of inadvertent mathematical and ministerial mistakes, the number of shares beneficially owned by Mr. Nelson have been incorrectly reported on Forms 4. See the attachment for a description of these amendments.
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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Common Stock Options
(Right to Buy)                                                                 Common    250,000          0 (2)
                                                                               Stock
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(2)  These options expired in March 2000 pursuant to Mr. Nelson's agreement with the Issuer.
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
Explanation of Responses:

         Name and address of Reporting Person: John P. Nelson, 11516 Miracle Hills Drive, Suite 102, Omaha, NE 68154

         Issuer Name and Ticker or Trading Symbol: Acceptance Insurance Companies Inc. (AIF)

         If Amendment, Date of Original (Month/Year):  January 2000

         Explanation of Responses to Amendment to Form 4 of Mr. John P. Nelson filed February 10, 2000 (continued)

         1. The Form 4 for December 1993 incorrectly reported the Amount of Securities Beneficially Owned at End of Month (Table I, column 5) for Mr. Nelson as 874,133 shares. The correct number of shares at that time was 792,245 shares. The Form 4 for December 1993 reported that Mr. Nelson held an irrevocable proxy to vote 414,105 shares. The correct number of shares subject to this proxy at that time was 332,217 shares. The total number of shares reported in the December 1993 Form 4 is hereby amended to correct this inadvertent error.

         2. The Form 4 for January 1997 incorrectly reported the Amount of Securities Beneficially Owned at End of Month (Table I, column 5) by two companies established for Mr. Nelson's daughters as 27,200 and 52,200 shares, respectively. The correct number of shares owned by each company at that time was 25,000 shares. The number of shares reported in the January 1997 Form 4 is hereby amended to correct this inadvertent error.

         3. The Form 4 for February 1997 incorrectly reported the Amount of Securities Beneficially Owned at End of Month (Table I, column 5) by two companies established for Mr. Nelson's daughters as 77,200 and 102,200 shares, respectively. The correct number of shares owned by each company at that time was 50,000 shares. The number of shares reported in the February 1997 Form 4 is hereby amended to correct this inadvertent error.

         4. On July 20, 1998, one of Mr. Nelson's daughters transferred 3,700 shares she owned to a trust established for her. Immediately prior to this transfer, Mr. Nelson did not beneficially own these shares. Mr. Nelson is a trustee of this trust. The Forms 4 filed after July 20, 1998 are hereby amended to include these 3,700 shares as beneficially owned by Mr. Nelson indirectly.

         5. The Form 4 for December 1998 incorrectly reported the Amount of Securities Beneficially Owned at End of Month (Table I, column 5) by Mr. Nelson directly as 240,148 shares. The correct number of shares owned by him directly at that time was 200,216 shares. The number of shares reported in the December 1998 Form 4 is hereby amended to correct this inadvertent error.

         6. The Form 4 for December 1999 incorrectly reported the Amount of Securities Beneficially Owned at End of Month (Table I, column 5) for Mr. Nelson as 967,800 shares. The correct number of shares at that time was 812,310 shares. This discrepancy is attributable to a series of administrative and mathematical errors. The total number of shares reported in the December 1999 Form 4 is hereby amended to correct this inadvertent error.

         7. The Form 4 for January 2000 incorrectly reported the Amount of Securities Beneficially Owned at End of Month (Table I, column 5) for Mr. Nelson as 483,467 shares. The correct number of shares at that time was 487,178.3681 shares. This revised number includes the 3,700 shares held in a trust established for one of Mr. Nelson's daughters as set forth in 4 above and 12.3681 shares held in the Issuer's Employee Stock Ownership and Tax Deferred Savings Plan instead of the one share included in the number of shares previously reported. The total number of shares reported in the January 2000 Form 4 is hereby amended to correct this inadvertent error.


   /s/  John P. Nelson                                          05/02/00
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).